SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated November 17, 2011 in respect of Issue of Super & Short-Term Commercial Paper.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: November 18, 2011	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ISSUE OF SUPER & SHORT-TERM COMMERCIAL PAPER
China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of China Unicom (Hong Kong) Limited (the “Company”), will launch the issue of the fifth tranche of super & short-term commercial paper for the year 2011 of an amount of RMB15 billion on 18 November 2011. CUCL has published a public announcement in relation to the issue of the super & short-term commercial paper today.
CUCL, a wholly-owned subsidiary of the Company, has today published a public announcement in relation to CUCL’s issue of the fifth tranche of super & short-term commercial paper for the year 2011 of an amount of RMB15 billion. The documents relating to the issue of the super & short-term commercial paper have been published on the websites of Shanghai Clearing House and Chinamoney.com.cn at http://www.shclearing.com and http://www.chinamoney.com.cn, respectively.
CUCL will launch the issue of the fifth tranche of super & short-term commercial paper for the year 2011 on 18 November 2011. The issue will be completed on 21 November 2011. The final coupon rate will be announced separately upon completion of the issue.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary
Hong Kong, 17 November 2011
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin